Endonovo Therapeutics, Inc.

February 6, 2019

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endonovo Therapeutics, Inc.
Registration Statement Form S-1 – Acceleration Request
File No. 333-229146

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to February 11, 2019 at 10:00 a.m., or as soon thereafter as practicable.

Very truly yours,

Endonovo Therapeutics, Inc.

/s/ Alan Collier
Alan Collier, CEO